UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of March 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-8.1 US Tax Opinion of Latham & Watkins LLP
EX-99.1 Announcement of the Company dated March 11, 2009

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement filed on Form F-3 (Registration No. 333-155774).
Other Events
In connection with the Company’s previously announced rights offering, the Company is filing the US tax opinion of Latham & Watkins LLP relating to the rights offering as Exhibit 8.1 to this report on Form 6-K, which is incorporated by reference herein.
In connection with the abovementioned rights offering, the Company issued an announcement on March 11, 2009 in Singapore, relating to the lodgment of the prospectus supplement, accompanying prospectus and instructions booklet for participation in the rights offering by the Company with the Monetary Authority of Singapore. A copy of the Company’s announcement is attached hereto as Exhibit 99.1.
Exhibits
8.1	US Tax Opinion of Latham & Watkins LLP

99.1	Announcement of the Company dated March 11, 2009

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 11, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBITS INDEX
8.1	US Tax Opinion of Latham & Watkins LLP

99.1	Announcement of the Company dated March 11, 2009